Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 25, 2013

VIA FEDERAL EXPRESS AND EDGAR

Russell Mancuso, Esq.
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quartet Merger Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 16, 2013
File No. 333-191129

Dear Mr. Mancuso:

On behalf of Quartet Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 23, 2013, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Brian Soares.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Fee Table

1.
We note your response to prior comment 1; however, it remains unclear when you calculated and paid the registration fee for the unit that consists of a share of common stock and a right. It appears that you calculated and paid a registration fee for the unit that consisted of one Class A common share and one Class B common share, but when you registered for sale a different security – the unit that consists of a share of common stock and a right, your fee table merely said that the fee was “previously paid.” It is unclear on what authority you rely to conclude that the registration fee for the sale of one security may be used to register a different security for sale in this circumstance. Please expand your response to analyze the applicable authority on which you rely or revise your fee table accordingly.

Securities and Exchange Commission

October 25, 2013

Notwithstanding our response to prior comment 1, we have revised the fee table to reflect that the fee has been calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended.  Based on the foregoing, we respectfully believe that the fee has been properly paid.

Private Placements, page 3

2.
We note your response to prior comments 4 and 5. Please disclose that the insiders and the underwriter will only make purchases in the private placements discussed in your responses to the extent that they are able to do so in accordance with Regulation M. Also please note that we are unable to agree with you that the structure of the prior offerings cited in your response to prior comment 5 is comparable to the structure of your offering.

With respect to the first portion of the Staff’s comment, we have revised the disclosure on pages 4, 36, 75, 76 and 87 of the Registration Statement as requested.

With respect to the second portion of the Staff’s comment, such comment is duly noted.

Securities Offered, page 6

3.
We note the language added in response to prior comment 3 that investors would not be willing to purchase the units without the ability to acquire additional shares. Please tell us whether the underwriter has sold securities in an offering for a company whose purpose is to enter into a business combination that did not include a right to acquire additional securities. It remains unclear why investors would not be willing to invest in the offering if you were instead to provide them all of the offered common stock upon closing of this offering rather than requiring them to wait until a subsequent business combination, and it is unclear from your prospectus what the delay in issuing the underlying common achieves both for the registrant and investors. Also provide us support for your statement that similarly structured offerings “most often entitle the holder to receive one full share of common stock.”

Securities and Exchange Commission

October 25, 2013

As discussed with the Staff, the statements made in the above-referenced section are the beliefs of the Company’s management.  We have clarified the disclosure contained on pages 6 and 49 to reflect the foregoing and indicated that the Company’s management may be incorrect in these beliefs.

Risk Factors, page 16

4.
We note your revision to exhibit 1.1 in response to prior comment 19. With a view toward appropriate risk factor disclosure and clarification throughout your prospectus, please tell us with specificity the purpose of the clause “aside from as described in this Agreement” that you included in section 7.2.2 of exhibit 1.1. What provisions of the agreement give the underwriters any right, title, interest or claim of any kind to the funds in the trust account?

We have revised Exhibit 1.1 to remove the above-referenced clause as no provisions of the agreement give the underwriters any right, title, interest or claim of any kind to the funds in the trust account.  We have re-filed Exhibit 1.1 with Amendment No. 4 accordingly.

If we deviate from the acquisition criteria . . ., page 17

5.	Please expand your disclosure added in response to prior comment 7 to address actions that government authorities can take.

We have revised the disclosure on page 17 of the Registration Statement to address actions that government authorities can take as requested.

Stockholder Approval of Business Combination, page 52

6.
We note your response to prior comment 9; however, 94.2% of the $85,645,000 that you disclose on page 34 as held in the trust is $80,677,590, leaving a balance of $4,967,410. Also, if as you say in response to prior comment 22, the 3.75% fee is to be paid at closing and, as you say on page 77, the excess out-of-pocket expenses are to be paid upon consummation of the business transaction, it continues to remain unclear how your structure ensures that the business that exists after consummation of the business combination will have net tangible assets in excess of $5,000,000. Please clarify.

With respect to the first portion of the Staff’s comment, as indicated in the Registration Statement, the 94.2% figure is an approximate number.  The actual percentage is 94.16% which results in a balance of $5,001,668.

Securities and Exchange Commission

October 25, 2013

With respect to the second portion of the Staff’s comment, the references to 94.2% and 94.9% were merely estimates. The actual percentages will only be able to be determined once a target business is located and the Company can assess all of the assets and liabilities of the combined company upon consummation of the proposed business combination.  As a result, the actual percentages of shares that can be converted may be significantly lower than the foregoing estimates.  We have revised the disclosure on pages 11, 54 and F-8 of the Registration Statement to reflect the foregoing.

Rights, page 79

7.
Given your response to prior comment 15 and your description of the rights throughout the prospectus, it appears that the Rule 415 box should be checked on the facing page of your registration statement. Please advise or revise.

We have revised the Registration Statement to check the box for a 415 offering as requested.

Underwriting, page 83

8.
We note your response to prior comment 16. Please disclose that any additional units purchased “in order to consummate the IPO based on market conditions at that time,” as stipulated in the third paragraph of exhibit 10.7, will occur entirely prior to the execution of exhibit 1.1. Also please disclose that any breach of a purchase obligation in an unregistered offering will not release the underwriters from their purchase obligation in connection with the registered offering if the breach occurs following the execution of exhibit 1.1.

We wish to advise the Staff that the determination of whether additional private units must be purchased will be made by the underwriters prior to the effective date of the Registration Statement and in no event will such determination occur after the signing of Exhibit 1.1.  The commitment to purchase such additional private units has already been made and, accordingly, the obligation to purchase such additional units has been made prior to the execution of Exhibit 1.1.  As previously indicated, all such purchases would be consummated simultaneously with the consummation of this offering or the over-allotment option, as the case may be.  Furthermore, a breach on the part of the sponsors to purchase any such additional private units after the execution of Exhibit 1.1 will in no way release the underwriters from their obligations to purchase the number of units set forth in the Registration Statement in connection with this offering.  We have revised the disclosure on page 85 of the Registration Statement to reflect the foregoing as requested.

9.
We note your response to prior comment 17. Please disclose that the obligation to “contribute back” mentioned in the first paragraph on page 3 of exhibit 10.7 will only be executed to the extent that it is consistent with Regulation M and Section 10(b) and Rule 10b-5 of the Exchange Act. In this regard, we urge you to consider carefully the Padgett case mentioned in footnote 6 of Staff Legal Bulletin No. 10 (August 25, 2000).

Securities and Exchange Commission

October 25, 2013

With respect to the first portion of the Staff’s comment, we have revised the disclosure on page 77 of the Registration Statement as requested.

With respect to the second portion of the Staff’s comment, the comment is duly noted.

10.
We note your response to prior comment 18. Please disclose that the insiders and underwriters will only make purchases in the unregistered transactions to the extent that such purchases can be effected consistent with Sections 9(a)(2) and 10(b) and Rule 10b-5 of the Exchange Act.

We have revised the disclosure on pages 4, 36, 75, 76 and 87 of the Registration Statement as requested.

Exhibit 3.4

11.	Please address the first bullet point of prior comment 23 as it applies to the reference to the “later date” in the parenthetical phrase in the first clause (ii) of section E in the sixth article.

We have revised Exhibit 3.4 to remove the reference to the “later date” as indicated above as requested.  We have filed such revised Exhibit 3.4 with Amendment No. 4.

Exhibit 10.2

12.	Please address that part of prior comment 21 that applied to this exhibit.

We have revised Exhibit 10.2 to provide for conversion of the public shares into a portion of the trust account in connection with a vote to amend the Company’s amended and restated certificate of incorporation as disclosed in the Registration Statement as requested.  We have filed such revised Exhibit 10.2 with Amendment No. 4.

*   *   *   *  *

Securities and Exchange Commission

October 25, 2013

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

JMG/kab

cc:           Mr. Eric S. Rosenfeld